UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 0-15386

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cerner Corporation Foundations Retirement Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
Participants of the Cerner Corporation Foundations Retirement Plan and
The Cerner Corporation Foundations Retirement Plan Administrative and Investment Committee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan (the "Plan") as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule H, line 4i-Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BROWN SMITH WALLACE, LLP

We have served as the Plan's auditor since 2011.

St. Louis, Missouri
June 17, 2020

Cerner Corporation Foundations Retirement Plan
Statements of Net Assets Available for Benefits
As of December 31, 2019 and December 31, 2018

(In thousands)	2019	2018

Investments at fair value (See Note 3):
Cerner Corporation common stock	$791,843	$626,618
Mutual funds	1,615,382	1,239,048
Self-directed brokerage fund	124,874	88,105
Common collective trust	70,526	56,348

Total investments at fair value	2,602,625	2,010,119
Stable value fund, at contract value	66,259	59,890

Total investments	2,668,884	2,070,009
Receivables:
Company contributions receivable	29,357	10,822
Notes receivable from participants	22,004	21,129
Other receivable	548	119

Total receivables	51,909	32,070

Net assets available for benefits	$2,720,793	$2,102,079

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2019

(In thousands)	2019

Additions to net assets attributed to:
Net appreciation in fair value of investments	$548,521
Participant contributions	151,450
Company contributions	60,316
Rollover contributions	13,438
Interest, dividends, and other investment income	69,277

Total additions	843,002

Deductions from net assets attributed to:
Distributions to participants	223,484
Administrative expenses	804

Total deductions	224,288

Net increase	618,714
Net assets available for benefits at beginning of the year	2,102,079

Net assets available for benefits at end of the year	$2,720,793

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements

(1) Description of the Plan

The following brief description of the Cerner Corporation Foundations Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan prospectus and Summary Plan Description for a more complete description of the Plan's provisions, which are documents available from Cerner Corporation, the Plan Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
General

The Plan was adopted by the Board of Directors of Cerner Corporation effective November 1, 1987. All associates of Cerner Corporation (the "Company") and its United States subsidiaries are eligible for participation in the Plan upon attaining age 18 except for the following:

•Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;
•Certain non-resident aliens who have no earned income from sources within the United States;
•Associates that would fall within the Internal Revenue Code's definition of a "leased employee";
•Associates who were previously not treated as associates of the Company, but who are reclassified as being common law employees of the Company or one of its affiliates;
•Associates who are not employed with a Participating Employer. Except for those that have not adopted the Plan, the Plan's Participating Employers include those entities that (i) are a part of Cerner Corporation's controlled group of companies, and (ii) are domestic entities with their principal place of business in the United States. The following Cerner controlled entities, not otherwise excluded based on the above criteria, are not Participating Employers: AbleVets, LLC, Egis Systems, LLC dba Fortified Health and Cerner International, Inc.; and
•Associates who qualify as Cerner Scholars, a program for high-school students to participate in a work-based learning program.

Participant Contributions

Participants may elect to make pre-tax and Roth contributions from 1% to 80% of their eligible compensation each year to the Plan subject to certain Internal Revenue Code ("IRC") limitations (not to exceed $19,000 in 2019). New participants will automatically have 3% withheld on a pre-tax basis from their compensation, unless they elect a different percentage or not to participate in the Plan. Additionally, participants who attained the age of 50 during 2019 were able to contribute an additional $6,000 in catch-up contributions. Participants also may generally contribute (via a rollover contribution) amounts representing eligible rollover distributions from other eligible retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Effective January 1, 2019, any contributions under the Plan that are invested in shares of Company common stock will be held in a part of the Plan commonly referred to as an Employee Stock Ownership Plan or "ESOP."

Company Contributions - First-Tier Match

The Company, at its discretion, may elect to make a first-tier match to the Plan. If the Company elects in a given Plan year to make the first-tier match, all eligible participants contributing to the Plan will receive a matching contribution equal to 33% of the participant's deferral contribution. No first-tier match will be made on the participant's deferral contributions in excess of 6% of the participant's eligible compensation, as defined by the Plan. The first-tier match is discretionary, and the above percentages are subject to change by the Plan Administrator. An additional discretionary first-tier matching contribution also may be made at the end of the Plan year for Participants who, based on when their deferrals were withheld from their compensation, did not receive the full benefit of the Plan's first-tier match formula. Participants must be employed on the last day of the Plan year and have completed 92 consecutive days of service to be eligible for the additional first-tier matching discretionary contribution. First-tier matching contributions are invested directly in Company common stock. Investments in Company common stock are held in each participant's ESOP account. Effective January 1, 2019, participants can diversify their first-tier match at any time. See "Vesting" below for information about the vesting of Participant contributions. For the year ended December 31, 2019, first-tier matching contributions were $31.9 million, all of which were attributable to new Company contributions (as opposed to partially funded with Plan forfeitures).

Company Contributions - Second-Tier Match

The Company, at its discretion, may elect to make a second-tier match to the Plan. If the Company elects in a given Plan year to make the second-tier match, the contribution will be equal to a certain percentage of the participant's paid base compensation, as defined by the Plan. The percentage is determined by the Company and approved by the Compensation Committee of the Board of Directors based on Company performance. Participants who completed 92 consecutive days of service and are employed as of the last day of the Plan year are eligible to receive any approved second-tier match. To be eligible to receive the second-tier match contribution, participants must defer at least 2% of their paid base compensation. Second-tier match contributions are invested directly in Company common stock. Investments in Company common stock are held in each participant's ESOP account. Effective January 1, 2019, participants can diversify their second-tier match at any time. The total second-tier match amount was $29.6 million for the year ended December 31, 2019, which was attributable to Company contributions of $28.4 million and Plan forfeitures of $1.2 million.

Company Contributions - Profit Sharing

The Company may also, at its discretion, make an additional profit sharing contribution to the Plan. If such a contribution is made, it will be allocated among eligible participants based on each participant's W-2 compensation. Participants are eligible for the profit sharing contribution if they are employed on the last day of the Plan year. Profit sharing contributions are invested directly in Company common stock. Investments in Company common stock are held in each participant's ESOP account. Effective January 1, 2019, participants can diversify their profit sharing Company contribution at any time. For the year ended December 31, 2019 the Company did not make a profit sharing contribution.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and adjusted based on Plan earnings or losses. Participant accounts will also be charged the applicable expense ratio for the funds in which such participant invests. Allocations of earnings or losses are based on relative account balances. The benefit to which the participant is entitled under the Plan is the benefit that can be provided from the participant's vested account.
Vesting

Participants are at all times 100% vested in their participant contribution accounts. Vesting in the Company's contributions is based on years of service with the Company and its affiliates. Participants vest 20% in Company contributions after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Participants become fully vested in their account balance upon reaching normal retirement age (55), permanent disability, or death.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years, except where the loan is obtained for the purchase of a primary residence, in which case the duration may be extended to a term not to exceed 10 years. The loans are secured by the balance in the participant's account and bear interest at a fixed rate based on the prime rate at the date of loan origination, plus 1%. In addition to loans originated under the Plan, loan rollovers from other plans are allowed in the event of an acquisition. Loans that were taken under a previous employer's plan are administered according to the terms of that plan. Interest rates on loans as of December 31, 2019 range from 3.25% to 9.50%. Principal and interest are paid ratably through scheduled payroll deductions.

Payments of Benefits and Transfers

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the vested interest in the participant's account. The Plan permits in-kind distributions of Company common stock. In such a case, only whole shares shall be distributed and the value of any fractional share will be distributed in cash.

Effective January 1, 2019, a participant may make transfers out of the Company stock within their account at any time with no limit to the amount of stock the participant can move in any one transfer.

If a participant leaves employment and their vested benefit is $1,000 or less (including amounts attributable to rollovers), and the participant does not elect a direct rollover, a lump sum distribution will be made to the participant within a reasonable time after the termination of employment. This will occur regardless of whether the participant has consented to the distribution. If the value of the vested benefit is more than $1,000 and does not exceed $5,000 (including amounts attributable to rollovers), and the participant does not elect a distribution or direct rollover, the Plan will roll the distribution over to an individual retirement plan account designated by the Plan Administrator. This occurs regardless of whether the distribution is consented to by the participant.

Forfeited Accounts

Forfeited non-vested accounts totaled $1.2 million and $1.8 million for the years ended December 31, 2019 and 2018, respectively. For the year ended December 31, 2019, these forfeited non-vested accounts were used to offset Company second-tier match contributions. For the year ended December 31, 2018, these forfeited non-vested accounts were used to offset Company first-tier match contributions and second-tier match contributions.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan invests in various investment securities. Investments in shares of mutual funds are valued at quoted market prices, which represent the net asset value ("NAV") of shares held by the Plan at year end. Investments in common stock, preferred stock and corporate bonds are stated at fair value based upon the closing price as reported on a recognized securities exchange on the last business day of the year. Investments in common collective trust assets are measured at fair value using the NAV practical expedient. Refer to Note (3) of these notes to the financial statements for additional information.

The Stable Value Fund is stated at contract value, as the investment contracts are fully benefit-responsive. Contract value, as reported to the Plan by Fidelity Management Trust Company (the "Trustee"), represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily withdraw or transfer all or a portion of their investment at contract value. Refer to Note (5) of these notes to the financial statements for further detail on the Stable Value Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments purchased and sold as well as held during the year.

Contributions

Company and participant contributions are recorded in the period in which funds are remitted to the Plan, except for the second-tier match contributions, which are recorded in the period in which they are earned.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of the Plan are paid by the Company and are not included in the statement of changes in net assets available for benefits.

(3) Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. All assets in the fair value hierarchy have been valued using a market approach.

Common collective trust assets are measured at fair value using the NAV practical expedient, as outlined in FASB Accounting Standard Update 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The NAV is based on the value of the underlying assets owned by the fund. The investments that are measured at NAV have not been categorized in the fair value hierarchy. The amounts presented in the table below are provided to permit reconciliation of the fair value hierarchy to amounts presented on the statements of net assets available for benefits.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2019 and 2018:

	December 31, 2019
(In thousands)	Level 1	Level 2	Level 3	Total

Cerner Corporation common stock	$791,843	$—	$—	$791,843
Mutual funds	1,615,382	—	—	1,615,382
Self-directed brokerage fund	124,874	—	—	124,874

Total investments in the fair value hierarchy	$2,532,099	$—	$—	2,532,099

Investments measured at net asset value:
Common collective trust				70,526

Total investments at fair value				$2,602,625

	December 31, 2018
(In thousands)	Level 1	Level 2	Level 3	Total

Cerner Corporation common stock	$626,618	$—	$—	$626,618
Mutual funds	1,239,048	—	—	1,239,048
Self-directed brokerage fund	88,105	—	—	88,105

Total investments in the fair value hierarchy	$1,953,771	$—	$—	1,953,771

Investments measured at net asset value:
Common collective trust				56,348

Total investments at fair value				$2,010,119

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2019 and 2018:

	December 31, 2019
(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

American Century Small Cap Value Fund	$70,526	$—	Daily	Daily

	December 31, 2018
(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

American Century Small Cap Value Fund	$56,348	$—	Daily	Daily

Transfers between Levels

For the years ended December 31, 2019 and 2018, there were no transfers between fair value hierarchy levels for investments measured at fair value.

(4) Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
(In thousands)	2019	2018

Net assets available for benefits per the financial statements	$2,720,793	$2,102,079
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	805	(1,129)

Net assets available for benefits per the Form 5500	$2,721,598	$2,100,950

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2019:

(In thousands)

Net increase in net assets available for benefits per the financial statements	$618,714
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,934

Net increase in net assets available for benefits per the Form 5500	$620,648

(5) Fully Benefit - Responsive Investment Contract with J.P. Morgan Asset Management

The Stable Value Fund is a portfolio of synthetic investment contracts managed by J.P. Morgan Investment Management, Inc. The Stable Value Fund invests in a collective trust fund and separate account which consists of a fixed income portfolio, combined with investment contracts, commonly referred to as benefit-responsive wrap contracts, issued by insurance companies and other financial institutions for a fee. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, and asset-backed. The wrap contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

Generally, the wrapper contracts do not permit the issuer to terminate the contracts at a value other than contract value unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or has made material and adverse changes to the provisions of the Plan. The investment contracts have a 30-day redemption notice requirement.

(6) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions (as such is defined under ERISA). Fees paid by the Plan to the Trustee for recordkeeping services amounted to $242,782 for the year ended December 31, 2019.

Certain Plan investments are shares of Cerner Corporation common stock. The Company is the Plan sponsor; therefore, these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and, therefore, these transactions are considered party-in-interest transactions.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

(8) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 18, 2016 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. Although the plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in accordance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

(9) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Included in investments at December 31, 2019 and 2018 are shares of the Company's common stock with a market value of $791.8 million and $626.6 million, respectively. This investment represents 29.7% and 30.3% of total investments at December 31, 2019 and 2018, respectively. A significant decline in the market value of the Company's common stock would have a material adverse effect on the Plan's net assets available for benefits.

Such risks and uncertainties are further impacted by the ongoing Coronavirus disease pandemic ("COVID-19"). COVID-19 has negatively impacted the world economy and the fair value of many investment securities. The impact of COVID-19 on the fair value of investment securities continues to evolve rapidly and its future effects on the Plan's net assets available for benefits remains uncertain.

In July 2019, the Company received an approved compliance statement from the Internal Revenue Service ("IRS") related to the Voluntary Correction Program ("VCP") submission, which the Company had initially filed with the IRS on behalf of the Plan in September 2017 and which VCP submission related to certain allocation failures relating to (i) the Company's matching contribution formula, (ii) the crediting of years of service for nonparticipating employers within the Company's controlled group of companies and (iii) certain failures relating to the Plan's definition of compensation. In approving the compliance statement, the IRS accepted the Company's proposed correction approach in the VCP submission. The Company has taken the actions described in the compliance statement and adopted the permitted corrective amendments to the Plan.

(10) Subsequent Events

In April 2020, the Plan operationally adopted certain provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "Act"), which allows for special tax relief on distributions from January 1, 2020 through December 30, 2020 of up to $100,000, if the participant meets certain eligibility requirements as defined in the Act.

Cerner Corporation Foundations Retirement Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2019
EIN: 43-1196944
Plan Number: 001

(In thousands)			**
	-b-	-c-	-d-	-e-
-a-	Identity of issue, borrower, lessor or other similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Cerner Corporation	Common Stock		$791,843

	Underlying Securities of Stable Value Fund:
	JPMCB Liquidity Fund Variable Rate Short-term Investment Fund			2,729
	JPMCB Intermediate Public Bond Fund	Collective Trust; 4,532,430 units		63,530
	Nationwide Insurance Wrapper	Nationwide Contract #CNR_0616
	Transamerica Insurance Wrapper	Transamerica Contract #MDA01337TR
	Metlife Insurance Wrapper	Metlife Contract #GAC-38065
	Total Stable Value Fund			66,259

	TRP Retirement 2005	Mutual fund		4,959
	TRP Retirement 2010	Mutual fund		6,713
	TRP Retirement 2015	Mutual fund		6,046
	TRP Retirement 2020	Mutual fund		46,867
	TRP Retirement 2025	Mutual fund		95,426
	TRP Retirement 2030	Mutual fund		102,712
	TRP Retirement 2035	Mutual fund		90,750
	TRP Retirement 2040	Mutual fund		87,339
	TRP Retirement 2045	Mutual fund		92,686
	TRP Retirement 2050	Mutual fund		84,501
	TRP Retirement 2055	Mutual fund		73,904
	TRP Retirement 2060	Mutual fund		18,631
	ABF Large Cap Value	Mutual fund		55,343
	American Century Government Bond R5	Mutual fund		18,174
	American Century Ultra Sep Acct	Mutual fund		182,078
*	Fidelity 500 Index	Mutual fund		285,266
*	Fidelity Extended Market Index	Mutual fund		92,029
*	Fidelity International Small Cap Opportunity	Mutual fund		40,403
	TRP Overseas Stock I	Mutual fund		67,023
	Western Asset Core Bond I	Mutual fund		44,678
*	Fidelity Government MM	Mutual fund		585
*	Fidelity US Bond Index	Mutual fund		29,818
*	Fidelity Global ex US Index	Mutual fund		46,581
*	Fidelity Small Cap Index	Mutual fund		42,870

		Total mutual funds		1,615,382
	American Century Small Cap Value	Common collective trust		70,526
	Brokeragelink	Self-directed brokerage account		124,874
*	Notes receivable from participants	Loans with interest ranging from 3.25% to 9.50%		22,004

				$2,690,888
—————
*  Party-in-interest as defined by ERISA

**  All investments are participant-directed. In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of the participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN

Date: June 17, 2020	By:	/s/ Marc G. Naughton X
Marc G. Naughton, Executive Vice President and Chief Financial Officer of Cerner Corporation